ROCKWELL DIAMONDS INC.

Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

and

Level 0, Wilds View, Isle of Houghton
Corner Carse O’Gowrie and Boundary Roads Houghton Estate
Johannesburg, 2198
(P.O. Box 3011, Houghton, 2041 South Africa)
Telephone No.: +27(0)11 481 7200 Fax No.: +27(0)11 481 7235

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the “Meeting”) of Shareholders of Rockwell Diamonds Inc. (the “Company”) will be held at offices of McCarthy Tétrault, 5 Old Bailey, 2nd Floor, London, EC4M 7BA, England, on September 15, 2008, at 2:00 p.m, BST, for the following purposes:

Annual General Meeting Matters

1.	To receive and consider the financial statements of the Company for its fiscal year ended February 29, 2008, together with the auditor’s report thereon.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

Special Meeting Matters

1.	Share Option Plan - To consider and approve an amendment to the share option plan pursuant to the policies of the TSX Exchange.

2.	Shareholder Rights Plan - To consider and approve a shareholder rights plan, as more particularly set out in the Information Circular prepared for the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, August 15, 2008.

BY ORDER OF THE BOARD

“Dr. John Bristow”

Dr. John Bristow
President and Chief Executive Officer

ROCKWELL DIAMONDS INC.

Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

and

Level 0, Wilds View, Isle of Houghton
Corner Carse O’Gowrie and Boundary Roads Houghton Estate
Johannesburg, 2198
(P.O. Box 3011, Houghton, 2041 South Africa)
Telephone No.: +27(0)11 481 7200 Fax No.: +27(0)11 481 7235

INFORMATION CIRCULAR

Unless otherwise indicated, this Information Circular (the “Circular”) contains information as at August 15, 2008.

General Information

This Circular is being furnished in connection with the solicitation of proxies by management of Rockwell Diamonds Inc. (the “Company”) for use at the annual general meeting of Shareholders to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

No person is authorized to give any information or to make any representation not contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Company, for use at the Meeting of Shareholders, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

Persons or Companies Making Solicitation

The enclosed Instrument of Proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. Solicitation may be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this Circular.

Appointment and Revocation of Proxies

The persons named in the accompanying Instrument of Proxy are directors and or officers of the Company. A Shareholder has the right to appoint a person, other than the persons named in the enclosed Instrument of Proxy, to attend and act for him on his behalf at the Meeting. To exercise this right, a Shareholder must strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. To be effective, the completed Proxy must be deposited with the Registrar and Transfer Agent, Computershare Investor Services Inc., as set out below.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249- 7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from the Company’s transfer agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

These security holder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions. Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote your Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

The Instrument of Proxy must be signed by Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place aforesaid at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) in any other manner permitted by law.

Voting and Exercises of Discretion by Proxies

The Instrument of Proxy affords the Shareholder an opportunity to specify that the shares registered in his name shall be voted or withheld from voting in respect of the election of directors and the appointment of auditors. The Instrument of Proxy also affords the Shareholder the opportunity to specify that the shares registered in his name shall be voted in favour of or against any resolutions proposed for approval at the Meeting in accordance with such direction.

On any ballot that may be called for, the shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of directors and the appointment of auditors and voted in favour of or against the resolution authorizing the directors to fix the remuneration of the auditors, in each case in accordance with the specifications made by Shareholders in the manner referred to above.

In the absence of any direction in the Instrument of Proxy, it is intended if management's proxyholders are selected that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated

under the headings in this Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters, which may properly be brought before the Meeting. At the time of printing of this Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of August 8, 2008, 238,041,569 common shares (the “Shares”) were issued and outstanding, each share carrying the right to one vote. There are no outstanding preferred shares. At a general meeting of the Company, on a show of hands, every Shareholder present in person shall have one vote and, on a poll, every Shareholder shall have one vote for each Share of which he is the holder.

Only Shareholders of record on the close of business on July 14, 2008, who either personally attend the Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” above will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, the only person or corporation that owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Shares as at the date hereof is:

		Percentage of Issued Common
Shareholder Name	Number of Common Shares Held	Shares

Pala Investments Holdings Limited	42,966,900	18%

Note:

(1) The above information was supplied to the Company from the insider reports available at www.sedi.ca.

ANNUAL MEETING BUSINESS

Appointment of Auditor

Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6 will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors.

Election of Directors

The term of office of each of the current directors of the Company expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “BCA”).

The size of the Board is currently determined at eight (8). The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the BCA each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s eight (8) nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 8, 2008.

Name, Position and Country of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled(1)
John Bristow President, Chief Executive Officer, Chief Operating Officer and Director Pretoria, South Africa	Since August 2006	1,255,786
Mark Bristow (4),(5) Director Johannesburg, South Africa	Since March 2007	2,432,786 (7)
Rene G. Carrier (2), (3), (4) Director West Vancouver, British Columbia, Canada	Since April 1993	258,359(8)
David J. Copeland (4) , (5) Chairman and Director Vancouver, British Columbia, Canada	Since September 2006	1,224,373(9)
Scott Cousens (3), (4) Director Vancouver, British Columbia, Canada	Since November 2000	3,242,436 (10)
Dominique de la Roche Chief Financial Officer and Director Johannesburg, South Africa	Since May 2007	Nil(11)
Douglas B. Silver (2) Director Englewood, Colorado, United States of America	Since March 1998	Nil(12)
Patrick J. Bartlett (2)(3) (5) Director Pretoria Gauteng, South Africa	Since September 2007	Nil

Notes:

(1)

The information as to securities beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and are based on insider reports filed on www.sedi.ca as at October 22, 2007.

(2)	Member of the Audit Committee.

(3)	Member of the Nominating and Governance Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Technical Committee.

(6)	John Bristow holds options to purchase 600,000 Shares at $0.62 per share expiring on September 24, 2012 and options to purchase 300,000 Shares at $0.45per share expiring on June 20, 2010.

(7)

Mark Bristow holds options to purchase 450,000 Shares at $0.62 per share expiring on September 24, 2012 and 1,177,000 share purchase warrants exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009.

(8)

Rene Carrier holds options to purchase 300,000 Shares at $0.62 per share expiring on September 24, 2012 and 50,000 share purchase warrants exercisable over three years with the option to exercise at $0.60 expiring on November 22,

2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009.

(9)

David Copeland holds options to purchase 500,000 Shares at $0.62 per share expiring on September 24, 2012 and 192,000 share purchase warrants exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009.

(10)

Scott Cousens holds options to purchase 450,000 Shares at $0.62 per share expiring on September 24, 2012 977,000 share purchase warrants exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009.

(11)	Dominique de la Roche holds options to purchase 300,000 Shares at $0.68 per share expiring on July 10, 2010 and options to purchase 200,000 Shares at $0.45 per share expiring on June 20, 2010.

(12)	Douglas Silver holds options to purchase 300,000 Shares at $0.62 per share expiring on September 24, 2012.

Biographical Information about Board Nominees

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

John Bristow - President, Chief Executive Officer, Chief Operating Officer and Director

Dr. Bristow, Ph.D., has over 30 years experience in the diamond business, initially with De Beers and most recently as CEO of Kalahari Diamonds, plc, which successfully merged with Petra Diamonds in 2005. In 1998 Dr. Bristow played a key role in listing alluvial diamond producer Gem Diamond Mining Corporation (Gem) on the JSE. Mvelaphanda Diamonds (Proprietary) Limited subsequently acquired a controlling interest in Gem, then merged with the Trans Hex Group, South Africa’s largest publicly listed diamond producer, in 2000. Dr. Bristow has considerable African and international experience in the exploration, evaluation and mining of kimberlite and alluvial diamond deposits.

Dr. Bristow is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
The Company	Director	August 2006	Present
	President	August 2006	Present
	Chief Operating Officer	August 2006	Present
	Chief Executive Officer	September 2007	Present
Oropa Limited	Director	December 2000	April 2004

Mark Bristow - Director

Mark Bristow was appointed to the Board in October 2006. Dr. Bristow comes to the Company with 20 years experience in exploration, development, project and corporate finance and management in the mining sector in Africa.

From 1992 to 1995, Dr. Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration. In August 1995 he was appointed managing director and subsequently, in October 1995, CEO of Randgold Resources, which he helped establish as Randgold & Exploration’s international mining and exploration subsidiary and subsequently built it into an independent, public gold mining and exploration company which is listed on the London Stock Exchange as well as NASDAQ in New York. He has held director positions on the boards of: Harmony Gold Mining Company Limited; Durban Roodepoort Deep, Limited; Blyvooruitzicht Gold Mining Company Limited; Buffelsfontein Gold Mines Limited; and The Grootvlei Proprietary Mines Limited and until recently AFPLATS Plc., the AIM listed, junior Platinum company. Besides his affiliation with Randgold, Dr. Bristow was the Chairman of SOMISY (Syama) until that company was sold to Resolute in 2004. He is currently the Chairman of the SOMILO board of directors (Loulo Gold Mining Company), a non-executive Director of Morila Limited and a member of the President of Senegal’s Economic Advisory Committee as

well as the President of Mali’s advisory council. He is also a fellow of the Geological Society of South Africa and he holds a PhD in geology from Natal University.

Mark Bristow has been CEO of Randgold Resources, a publicly-traded company since it was incorporated in 1995. He currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
The Company	Director	March 2007	Present
Randgold Resources	CEO and Director	June 2006	Present

Rene G. Carrier - Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
The Company	Director	April 1993	Present
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Amarc Resources Ltd	Director	May 2008	Present

David J. Copeland– Chairman and Director

David Copeland is a geological engineer who graduated with a degree in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc. Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
The Company	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

Company	Positions Held	From	To
Taseko Mines Limited	Director	March 1994	Present

Scott Cousens– Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Through substantial financings and subsequent corporate success he has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
The Company	Director	November 2000	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	October 1992	Present

Dominique De La Roche– Chief Financial Officer and Director

Mr. de la Roche is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
The Company	Chief Financial Officer	May 2007	Present
	Director	September 2007	Present
Kairos Industrial Holdings Ltd.	Director	December 2005	November 2006

Douglas B. Silver– Director

Douglas Silver, the president and owner of Balfour Holdings Inc., holds a Bachelor of Geology and Zoology degree from the University of Vermont and a Masters degree in Economic Geology from the University of Arizona. Mr. Silver, who is based in Englewood, Colorado, has had twenty years of professional experience in the base and precious metals industry ranging from exploration geology to activities in the areas of corporate business development, capital raising and investor relations.

Mr. Silver is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
The Company	Director	March 1998	Present
International Royalty Corporation	Chairman and CEO	February 2005	Present
Mirasol Resources Ltd	Director	February 2005	Present

Patrick J. Bartlett– Director

Dr. Bartlett, a geologist and mining engineer with extensive experience in exploration evaluation and mining of alluvial diamond and kimberlite deposits, joined the Board as an Independent Director on September 26, 2007.

He holds a BSc Honours degree from Rhodes University, and MSc in Minerals Exploration from London University, a BA in Economics and Communications from the University of South Africa, and a PhD in Mining

Engineering from the University of Pretoria. He worked for De Beers for some 38 years and during that time gained experience in the evaluation and development of West Coast alluvial diamond deposits, undertook feasibility work of the Jwaneng mine in Botswana and other diamond mines, was the lead geologist of the Kimberley Central Mines, and later was the Chief geologist of the Cullinan diamond mine.

Dr. Bartlett has extensive experience in grade control, size frequency analysis and mineral resource management, and processing and recovery methods as applied to diamond deposits. He is an internationally recognized expert on block cave mining methods and since his retirement from De Beers in 2003, he has consulted to many of the world’s leading diamond and base metal mining companies.

Dr. Bartlett is not an officer or director of a publicly traded company currently or in the last five years.

CORPORATE GOVERNANCE

Mandate of the Board

The Board adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”) on February 28, 2008. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. A copy of the Manual is available for review at the Company’s website www.rockweldiamonds.com The attendance record of the directors is as follows:

Attendance Record of Directors Since March l, 2007
Name	Board Meetings Attended	% of Board Meetings Attended
John Bristow	4	100%
Mark Bristow	4	100%
Rene G. Carrier	4	100%
David J. Copeland	4	100%
Scott Cousens	4	100%
Dominique de la Roche (became a director in May, 2007)	4	100%
Douglas B. Silver	3	75%
Patrick J Bartlett (became a director in September, 2007)	4	100%

Composition of the Board

The Manual requires the Board to determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the corporation. The Manual recommends that a Board be constituted with a majority of directors who qualify as independent directors (as defined below). A Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and the board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for board members when they consider it advisable.

Under the policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is proposing eight (8) nominees for the office of director of whom three of the nominees can be considered as “independent” directors. The “independent” nominees are Rene Carrier, Douglas Silver and Patrick J Bartlett. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are David Copeland, Chairman, (provides engineering services), John Bristow (President and Ceo), Scott Cousens (provides capital finance and investor relations services), and Mark Bristow (brother of John Bristow) and Dominique de la Roche (Chief Financial Officer).

All directors, independent or non-independent, except Patrick J. Bartlett, Douglas B. Silver, John Bristow, Mark Bristow and Dominique de la Roche, serve together on other boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). As described in the Company’s Annual Information Form, HDSI is a private company owned by several publicly traded exploration companies (one of which is the Company). HDSI employs members of the executive management of all companies (of which the Company is one) and HDSI in turn invoices the companies for their share of these executive and director services as well as other services, including geological, accounting and administrative services, on a cost recovery basis.

Committees of the Board

The Manual requires that (i) committees of the Board be composed of at least a majority of independent directors (ii) the Board expressly assumes responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) the audit committee of every Board be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

As well as an Audit Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and a Technical Committee.

Compensation Committee

The Board has established a Compensation Committee consisting of Mark D. Bristow, David J. Copeland, Scott Cousens and Patrick J. Bartlett. The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under heading “Compensation of Executive Officers”. The charter for the Compensation Committee plan was adopted on February 28, 2008. and is included in the Manual. This charter is available for viewing at the Company’s website at www.rockwelldiamonds.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and directors, to review the performance of the Company’s executive officers and to make recommendations on compensation to the Board.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee to formalize the process of ensuring high calibre directors and proper director succession planning. The committee considered and recommended re-election of the current Board. This Committee consists of Patrick J. Bartlett, Rene G. Carrier and Scott D. Cousens, a majority of whom are independent (see below). The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to assure that the Company remains in full compliance with such requirements as are applicable to the Company.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company has formal procedures for assessing the effectiveness of board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Board.

Technical Committee

The Board has established a Technical Committee to consider technical issues relating to the current mining operations. The members of the Technical Committee are Mark Bristow, David J. Copeland and Patrick J. Bartlett.

Board Decisions

Good governance policies require the Board of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility, which is not delegated to senior management or to a committee of the Board remains with the Board.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies require that (i) every Board of a listed corporation implement a process for assessing the effectiveness of the Board and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

See the description of the Nominating and Governance Committee above.

Directorships

The section entitled "Election of Directors" in this Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

Ethical Business Conduct

The Board has adopted an ethics policy (set out in the Manuel) which is available for download from the Company’s website at www.rockwelldiamonds.com. The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommended the eight current directors as nominees for election this year.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

EXECUTIVE COMPENSATION

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Except for HDSI, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors of senior officers of the Company.

The Company recently changed its year end from May 31 to February 28. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years of May 31, 2006, May 31, 2007 and nine months ended February 29, 2008 is as follows:

Summary Compensation Table

Named Executive Officers Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
John Bristow (1) President and Chief Executive Officer, Chief Operating Officer	2008 2007 2006	162,572 169,244 Nil	Nil Nil Nil	Nil Nil Nil	300,000 600,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Copeland (1) Chairman and former Chief Executive Officer	2008 2007 2006	39,766 Nil Nil	Nil Nil Nil	Nil 187,225 Nil	Nil 500,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald W. Thiessen (1) former Chairman, President and Chief Executive Officer	2008 2007 2006	8,934 47,633 29,016	Nil Nil Nil	Nil Nil Nil	Nil 450,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Brenner (1) Marketing and Sales Manager, and former Director	2008 2007 2006	40,140 140,310 Nil	Nil Nil Nil	Nil Nil Nil	200,000 350,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dominique de la Roche (1)(2) Chief Financial Officer	2008 2007 2006	113,800 70,105 Nil	Nil Nil Nil	Nil Nil Nil	200,000 300,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason (1)(2) former Chief Financial Officer	2008 2007 2006	8,934 28,940 18,769	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Effective September 26, 2007 Mr. Thiessen resigned as a Director and Chairman, Mr. Mason resigned as a Director, Mr. Brenner resigned as Director, Mr. de la Roche was appointed as a Director, Mr. Copeland resigned as Chief Executive Officer and was appointed as Chairman, and Mr. Bristow was appointed as Chief Executive Officer.

(2) Effective May 2007 Mr. Mason resigned as Chief Financial Officer and Mr. de la Roche was appointed as Chief Financial Officer.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the nine month period ended February 29, 2008 were as follows:

Option Grants During the Most Recently Completed Financial Year

Name Executive Officers	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John Bristow	600,000	9.6%	$0.62	$0.60	September 24, 2012
Dave Copeland	500,000	8%	$0.62	$0.60	September 24, 2012
Ron Thiessen	450,000	7.2%	$0.62	$0.60	September 24, 2012
Jeffrey Brenner	350,000	5.6%	$0.62	$0.60	September 24, 2012
Dominique de la Roche	300,000	4.8%	$0.68	$0.60	September 24, 2012
Jeffrey Mason	400,000	6.4%	$0.62	$0.60	September 24, 2012

Note:

(1) These options were granted pursuant to the Company’s share option plan.

The share options exercised by the Named Executive Officers for the nine month period ended February 29, 2008 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Named Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
John Bristow	Nil	Nil	Nil/600,0000	Nil/Nil
Dave Copeland	Nil	Nil	Nil/500,0000	Nil/Nil
Ron Thiessen	Nil	Nil	Nil/450,0000	Nil/Nil
Jeffrey Brenner	Nil	Nil	Nil/350,0000	Nil/Nil
Dominique de la Roche	Nil	Nil	Nil/300,0000	Nil/Nil
Jeffrey Mason	Nil	Nil	Nil/400,0000	Nil/Nil

No share options were repriced on behalf of the Named Executive Officers for the nine month period ended February 29, 2008.

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer except for an agreement with Dr. J.W. Bristow dated May 30, 2008. Dr. J.W. Bristow’s employment commenced effective January 1st, 2007 and Mr. Dominique de la Roche dated November 22, 2006. Mr. de la Roche’s employment commenced effective January 1st , 2007 and under these agreements they are required to work full time for the Company and are eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board and other standard benefits made available by the Company. Please see “Compensation of Executive Officers”.

There are no compensatory plans or arrangements, with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of the Named Executive Officers’ Responsibilities following a change in control.

Compensation Committee Disclosure

The Company has a Compensation Committee of which the current members are David J. Copeland (Chairman), Mark Bristow, Rene G. Carrier and Scott Cousens. The function of this committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this Committee has been empowered to evaluate the performance of the President of the Company and to recommend to the Board the compensation level of the President; to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s administration of these plans; to review management’s strategy for succession planning and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers.

During the nine months ended February 29, 2008, David J. Copeland was a member of the Compensation Committee as well as an officer of the Company and served as the Chief Executive Officer of the Company until September 2007.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives.

Mr. Mason, the former Chief Financial Officer, and Mr. Thiessen, the former Chief Executive Officer, did not serve the Company solely on a full-time basis, and their compensation from the Company was allocated based on the estimated amount of time spent on the work of the Company. Mr. Dominique de la Roche, the current Chief Financial Officer, and Dr. John Bristow, the Chief Executive Officer, serve the Company on a full-time basis.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, Shareholder benefits, competitive factors and other matters in awarding bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Performance Graph

The following graph compares the cumulative total return to a shareholder who invested $100 in Shares of the Company on May 31, 2003 until February 29, 2008 with the cumulative total return of the TSX Venture Exchange. The Company commenced trading on the TSX Exchange on February 22, 2008.

Compensation of Directors

Directors who are executive officers, employees or consultants of the Company are compensated in those capacities and do not receive any additional fees.

Independent directors of the Company are paid an annual director’s fee of $20,000. Each director who is a member of a committee receives either an additional $5,000 for acting as Chairman of a committee or $3,000 for being a member of a committee.

The following directors received options under the Stock Option Plan in their capacity as a director during for the nine month period ended February 29, 2008:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Rene G. Carrier	300,000	$0.62	$0.60	September 24, 2012
Douglas B. Silver	300,000	$0.62	$0.60	September 24, 2012
Scott Cousens	450,000	$0.62	$0.60	September 24, 2012
Mark Bristow	450,000	$0.62	$0.60	September 24, 2012

Securities authorized for Issuance under Equity Compensation Plans

The Company currently has a share purchase option compensation plan, the Stock Option Plan (for the purposes of this section, the “Plan”) approved by the shareholders in December 29, 2004 and the TSX Venture Exchange (“TSX-V”) that allows the Company to grant options up to 10% of the issued and outstanding the Shares at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the Shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The Company graduated to the TSX main board in February, 2008. At the time of listing, the TSX allowed the Company to continuing using the Plan until this annual general meeting where the amendments referred to under “Particulars of other Matters to be Acted Upon” will be considered. Therefore, in this section that summarizes the Plan there are references to the TSX-V notwithstanding that the Company is now listed on the TSX.

Eligible Optionees

Under the policies of TSX-V, to be eligible for the issuance of a stock option under the Plan an optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide TSX-V with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

a)	Currently all options granted under the Plan are non-assignable and non-transferable and are issueable for a period of up to five years;

b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

c)

if an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date of such optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the optionee is engaged in Investor Relations Activities;

d)	the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV); and

e)	No optionee can be granted an option or options to purchase more than 5% of the outstanding listed the Company Shares in any one year period.

The following table sets out equity compensation plan information as at the end of the nine month period ended February 29, 2008.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Plan)	168,841,154 Shares	$0.62	16,342,157 Shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	168,841,154 Shares	0.62	16,342,157 Shares

Note:

(1) On February 22, 2008, the Company commenced trading on the TSX. On August 14, 2008 the Board approved a new form of share option plan in compliance with the policies of the TSX. See heading “Share Option Plan”.

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the nine months ended February 29, 2008, or has any interest in any material transaction in the current year other than in respect of the share option plan and as set out herein.

Management Contracts

Management services are provided to the Company by HDSI pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDSI is a private company owned equally by nine publicly traded exploration companies (one of which is the Company) and is managed by persons, the majority of whom are also directors of the Company. No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Company or its predecessors for the nine months ended February 29, 2008.

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDSI are owned equally by each of the nine participating corporations (including the Company) as long as HDSI services are being provided; however, such participant surrenders its single share at the time of termination of the services agreement. HDSI is managed by the directors of the Company, along with the controlling directors of the other corporate participants in the arrangements with HDSI.

The amounts billed by HDSI for its services rendered to the Company and which amounts constitute primarily reimbursement of third party billings were $869,861 for the nine months ended February 29, 2008; (2007 -$1,988,027; 2006 - $578,134).

INFORMATION CONCERNING THE COMPANY

Documents Incorporated by Reference

The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada, except Quebec, are specifically incorporated by reference into, and form an integral part of, this Circular:

  the annual information form of the Company dated May 20, 2008;

  management’s discussion and analysis of financial condition and operations for the nine month period ended February 29, 2008;

  the consolidated financial statements and the notes thereto for the financial years ended May 31, 2006 and 2007, and the nine months ended February 29, 2008 together with the auditors’ report thereon; and

  the unaudited comparative interim consolidated financial statements and the notes thereto for the three months ended May 31, 2008 and the notes thereto and management’s discussion and analysis of financial condition and operations contained in the Company’s first quarter 2008 report.

Material change reports (other than confidential reports), interim financial statements and all other documents of the type referred to above, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Circular, will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of the Company at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, facsimile (604) 684-8092. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

Auditors and Registrar and Transfer Agent

Computershare Trust Company of Canada (Vancouver) and Computershare Investor Services 2004 (Pty) Ltd. (Johannesburg) are the co-transfer agents and co-registrars for the Shares.

The Company’s auditor is Davidson & Company of 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre Vancouver, BC V7Y 1G6.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A. Share Option Plan

The Shares were listed on the TSX on February 22, 2008. In order to comply with the policies of the TSX, and to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary to act in the best interests of the Company, the directors approved a new form of share option plan (the “New Option Plan”) on August 14, 2008. The TSX has approved the New Option Plan, subject to shareholder approval. Pursuant to the policies of the TSX, the New Option Plan requires shareholder approval at every third annual meeting of the Company by ordinary resolution.

Under the New Option Plan, a maximum of 10% of the issued and outstanding shares at the time an option is granted, less shares reserved for issuance on exercise of options then outstanding in the New Option Plan, are reserved for options to be granted at the discretion of Board to eligible optionees (the “Optionees”). This type of share option plan is called a “rolling” plan. At the date of this Circular, options to purchase an aggregate of 8,459,500 shares were outstanding, representing approximately 3.5% of shares outstanding. Subject to shareholder approval, all outstanding options will be rolled into the New Option Plan. The New Option Plan is subject to restrictions that: (i) the number of shares issuable to insiders as a group under the New Option Plan, when combined with shares issuable to insiders under all the Company’s other security based compensation plans may not exceed 10% of the issued shares within any 12 month period; (ii) the number of shares issuable to insiders as a group under the New Option Plan, when combined with shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the Company’s issued shares; and (iii) no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further approval of the disinterested shareholders of the Company.

Options under the New Option Plan must be granted at a price no lower than the five day volume weighted average trading price of the shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation.

Material Terms of the Plan

The following is a summary of the material terms of the New Option Plan:

(a)	Currently all options granted under the New Option Plan are non-assignable and non- transferable and are issueable for a period of up to five years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c)

if an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date of such optionee ceases to be employed as an officer or director or, as the case may be;

(d)

if an optionee dies, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(e)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(f)	the minimum exercise price of an option granted under the New Option Plan must not be less than the Market Price calculated the day before the grant (as defined in the New Option Plan);

(g)

Vesting of options shall be in accordance with the option commitment in the New Option Plan or otherwise, at the discretion of the Board, and will generally be subject to: (i) the service provider remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or (ii) the service provider remaining as a Director of the Company or any of its affiliates during the vesting period;

(h)

The maximum aggregate number of shares issuable upon exercise of options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis; and

(i)	The Board reserves the right in its absolute discretion to terminate the New Option Plan with respect to all New Option Plan shares in respect of Options which have not yet been granted hereunder.

The Company is of the view that the New Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and reflects in competing compensation to other companies in the industry.

The Board has determined that, in order to reasonably protect the rights of the participants, certain amendments should be made to the current share option plan. In addition, as a matter of administration, the Board has determined that it is necessary to clarify when amendments to the New Option Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the New Option Plan provide that:

(a)	All outstanding but unvested options will vest immediately prior to completion of a Change in Control (as defined in the New Option Plan);

(b)

If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any New Option Plan participant is restricted by a black-out, or any such blackout extends to a date which is within five business days of the expiry of the option, the exercise date will be extended to ten business days after the trading restrictions are lifted; and

(c)	The New Option Plan and outstanding options may be amended by the Board without shareholder approval in the following circumstances:

	(i)	it may make amendments which are of a typographical, grammatical or clerical nature only;

	(ii)	it may change the vesting provisions of an option or the New Option Plan;

	(iii)	it may change the termination provision of an option or the New Option Plan which does not entail an extension beyond the original Expiry Date of an Option;

	(iv)	it may add a cashless exercise feature payable in cash or shares to the New Option Plan;

	(v)	it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)	it may make such amendments as reduce, and do not increase, the benefits of the New Option Plan to potential optionees.

The full text of the New Option Plan will be filed prior to the Meeting at SEDAR.com and will be available for download at www.sedar.com. As well, a copy of the New Option Plan will be available for inspection at the Meeting.

In accordance with the policies of the TSX, the New Option Plan must be approved by a majority of the votes cast at the Meeting. At the Meeting, shareholders will be asked to vote on the New Option Plan resolution, with or without variation, as set forth on Schedule “A” hereto. The Board recommends that shareholders vote in favour of the amendments to the New Option Plan.

B. Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the “Rights Plan”) effective April 14, 2008 (the “Effective Date”). The objective of the Board in adopting the Rights Plan is to ensure the fair treatment of Shareholders in connection with any take-over bid for the Company Shares. The Rights Plan was not adopted in response to any proposal to acquire control of the Company.

The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan was filed in a Material Change Report dated April 14, 2008, and which is available for download at www.SEDAR.com. As well, a copy of the Rights Plan will be available for inspection at the Meeting.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company will issue one right (a “Right”) in respect of each Common Share outstanding as at April 14, 2008, (the “Record Time”). The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the “Separation Time” and the “Expiration Time” (both terms defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional the Company Shares after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the shares, and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $50 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non- discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Company’s annual meeting of Shareholders to be held in 2010 unless at such meeting the duration of the Rights Plan is extended; and

(c)	180 days after the date of the Rights Plan if the Rights Plan is not ratified by Shareholders in accordance with the requirements of the TSX.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of shares (other than the Offeror);

(b)

the Offeror agrees that no shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no shares will be taken up or paid for unless at such date more than 50% of the outstanding shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the shares may be deposited to and withdrawn from the take-over bid at any time before such shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no shares will be taken up or paid for unless at such date more than 50% of the outstanding shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such shares are first taken up or paid for, more than 50% of then outstanding shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

In accordance with the policies of the TSX, the Rights Plan must be approved by a majority of the votes cast at the Meeting within 180 days of the adoption by the Board’s of the Rights Plan.

At the Meeting, shareholders will be asked to vote on the resolution set forth on Schedule “A” in connection with the Shareholder Rights Plan. The Board of recommends that Shareholders vote in favour of the ratification and approval of the Shareholder Rights Plan.

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the nine months period ended February 29, 2008, the report of the auditor thereon and the management discussion and analysis will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting. Additional information and copies of documents referenced herein may be obtained from SEDAR at www.sedar.com and upon request from the Company’s Investor Relations department at Suite 1020 –800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone number: 604-684-6365 or fax number 604-681-2741.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, August 15, 2008.

BY ORDER OF THE BOARD

“Dr. John Bristow”

Dr. John Bristow
President and Chief Executive Officer

SCHEDULE “A”
(to the Circular of the Company dated August 15, 2008)

TEXT OF RESOLUTIONS

Resolution 1

Ratification of New Option Plan Resolution

Resolved, with or without amendment, that:

1.

the New Option Plan dated for reference August 14, 2008, as approved by the Board on August 14, 2008, which provides for the Company to grant options up to 10% of the issued and outstanding shares of the Company at any time to its directors, employees, officers, and consultants, all as more particularly described in the Circular of the Company dated as of August 15, 2008, be ratified and approved;

2.	all outstanding options be rolled into the New Option Plan;

3.	the Company be authorized to abandon all or any part of the New Option Plan if the Board deems it appropriate and in the best interests of the Company to do so;

4.

any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution; and

5.	all unallocated entitlements under the New Option Plan be approved until September 15, 2011.

Resolution 2

Ratification of Shareholders Rights Plan Agreement

Resolved, with or without amendment, that:

1.	the Shareholder Rights Plan Agreement dated as of April 14, 2008 and as described in the Circular of the Company be hereby ratified and approved;

2.	The Company be authorized to abandon the Shareholder Rights Plan Agreement if the Board deems it appropriate and in the best interests of the Company to do so; and

3.

any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.